Exhibit 99.1

ELBIT IMAGING ANNOUNCES RESULTS OF "DUTCH AUCTION" TO
 INSTITUTIONAL INVESTORS FOR ITS DEBENTURE OFFERING IN ISRAEL

Tel Aviv, July 28, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that the offering by way of "Dutch Auction" to institutional investors in connection with a proposed public offering in Israel by way of extending its existing Series G Debentures, pursuant to the shelf prospectus filed on July 21, 2009, has concluded. Elbit is offering up to NIS 200,000,000 principal amount of Series G Debentures of which institutional investors have subscribed for the entire 80% of the offering allotted by law to institutional investors.

The final pricing information relating to the proposed public offering is as follows:

NIS 160,000 principal amount of Series G Debentures, at the price of NIS 951 per unit (each unit is comprised of NIS 1,000 principal amount) representing a 6.44% yield per annum and an aggregate proceeds amount of NIS 152.2 million. The additional Series G Debentures have the same terms as the original Series G Debentures.

Elbit plans to file a supplemental shelf offering report pursuant to the above-mentioned prospectus later today in Israel, subject to the approval of the Tel Aviv Stock Exchange.

Assuming that the total offering will be subscribed for, after giving effect to the payment of distributor fees, early commitment discounts for institutional investors and other offering expenses, Elbit expects the net proceeds of the offering to be approximately NIS 188 million.

The offering described in this press release, is being made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.  There is no assurance that the proposed offering will be completed.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” In addition, the proposed offering is subject to risks facing any public offering, including without limitation, general economic conditions, the conditions of the capital markets, the interest level of investment banks and investors in the offering and the performance of our businesses. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054